UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hold Brothers Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Pennsylvania Plaza, Suite 1510
(No. and Street)

New York	NY	11791
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Zeina Barton	646-745-2127	zbarton@hold.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDMP Assurance, LLP
(Name – if individual, state last, first, and middle name)

2211 Congress St	Portland	ME	04102
(Address)	(City)	(State)	(Zip Code)

06/10/2025	7293
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Gregory Hold</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Hold Brothers Capital , LLC</u>, as of <u>12/31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chairman and Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HOLD BROTHERS CAPITAL, LLC

FINANCIAL STATEMENT
DECEMBER 31, 2025

HOLD BROTHERS CAPITAL, LLC

Contents


BerryDunn
BDMP Assurance, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Hold Brothers Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hold Brothers Capital, LLC (the Company) as of December 31, 2025 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDMP Assurance, LLP

We have served as the Company's auditor since 2025.

Portland, Maine
February 26, 2026

HOLD BROTHERS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$ 3,159,505
Segregated cash	430,000
Deposits with clearing organizations	564,175
Securities owned, at fair value	68,584
Receivable from customers	403,136
Receivable from broker-dealers and clearing organizations	736,970
Receivable from related parties	2,826,915
Stock borrow	545,680
Other assets	173,905
TOTAL ASSETS	**$ 8,908,870**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Payable to related parties	$ 351,994
Payable to customers	331,069
Fail to Receive	35,801
Accounts payable	850,303
Accrued expenses and other liabilities	519,941
TOTAL LIABILITIES	**2,089,108**

MEMBERS' EQUITY

Class A voting, members' units	360,817
Class B nonvoting, members' units	4,086,076
Class F nonvoting, members' units	1,622,869
Class H nonvoting members' units	750,000
	6,819,762
TOTAL MEMBERS' EQUITY	
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 8,908,870**

The accompanying notes are an integral part of this financial statement.

NOTE A – ORGANIZATION

Nature of business

Hold Brothers Capital, LLC (the "Company") was organized in 2009 in the State of New Jersey as a Limited Liability Company. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a Financial Industry Regulatory Authority member.

The Company engages in the trading and clearing of equity securities. The Company provides these services through its home office in New York, New York. The Company also has commission sharing and execution sharing arrangements with other registered broker-dealers.

Starting May 2012, the Company became self-clearing and has a direct clearing relationship with the National Securities Clearing Corporation (the "NSCC").

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, had the Company operated as an unaffiliated entity.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with an original maturity date of three months or less when purchased to be cash equivalents.

Cash and cash equivalents include cash and money market accounts.

Cash and securities segregated for the benefit of customers

Cash and securities segregated for the benefit of customers consist of cash segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act.

Deposits with clearing organizations

As part of the Company's direct clearing relationship with the NSCC, the Company maintains deposits with the NSCC and Depository Trust Clearing Corporation.

Securities transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Financial Instruments are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820.

The Company owns nonmarketable equity securities as part of its direct clearing relationship with NSCC. These securities are stated at cost, subject to adjustments for any observable market transactions on the same or similar instruments of the investee. As of December 31, 2025, the value of nonmarketable equity securities was $152,092 and is included in other assets in the statement of financial condition.

3

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivable from and payable to customers

Receivable from and payable to customers include amounts on settled customer securities transactions and due from customers or held in customer margin accounts.

Stock borrow

The "stock borrow" line item in the statement of financial condition represents short-term borrowings of securities arranged by the Company from third-party lenders, for operational and trading purposes. These borrowings primarily facilitate the execution of short sales and other proprietary trading activities, as well as meeting delivery obligations. The balance reflects the aggregate fair value of all such borrowings outstanding as of December 31, 2025. These borrowings are collateralized by cash.

Receivable from broker-dealers and clearing organizations

The Company extends unsecured credit in the normal course of business to broker-dealers and clearing organizations. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326. FASB ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measures at an amortized cost basis, the allowance for credit losses is reported as a valuation account in the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense in earnings. As of December 31, 2025, the Company did not have an allowance for credit losses established since, based on the Company's analysis, the Company does not expect any credit losses over the life of its financial assets. Past due accounts are written off by management when deemed uncollectible on a case-by-case basis.

As of December 31, 2025, one customer, Velocity Clearing, LLC, owed the Company $727,305 which is included in receivable from broker-dealers and clearing organizations in the statement of financial condition.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company is organized as a limited liability company and is taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal income taxes and makes no provision for income taxes in its financial statement. The Company may elect to pay the Pass-Through Entity Tax (PTET) and Business Alternative Income Tax (BAIT) in applicable jurisdictions. These taxes, if elected, are imposed at the entity level and are deductible as a business expense for federal income tax purposes. The election to pay such taxes will be evaluated annually based on the Company's tax position and applicable state laws.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statement.

Use of estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Subsequent event

Management has evaluated events through date is open, the date on which the financial statement was available to be issued.

NOTE C – FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

NOTE C – FAIR VALUE (continued)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2025.

Fair Value Measurements on a Recurring Basis As of DECEMBER 31, 2025				
	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned	$ 68,584	$ -	$ -	$ 68,584
Stock borrow	545,680	-	-	545,680
Total	$ 614,264	$ -	$ -	$ 614,264

During 2025, there were no transfers between levels.

NOTE D – RELATED PARTY TRANSACTIONS

All related parties are controlled by class A member of the Company.

Hold Brothers, Inc., Trenchant Capital LLC, Trenchant Funds USA LLC, Hold Technologies, LLC, Tafferer Trading LLC, Sodalite Financial Services LLC, Objectivization, LLC, Facilitatory, LLC, GFH Ventures LLC, and Holdsoftware.com, Inc., all related parties of the Company, are parties to an expense sharing agreement wherein the parties agree to reasonably allocate expenses and liabilities of commonly used resources consisting of rent and occupancy, personnel, information services, communications, consulting, insurance, and other miscellaneous fees. Pursuant to this agreement:

The Company expensed $120,000 for services Trenchant Capital LLC provided to the Company. Included in payable to related parties is $16,448 related to these transactions.

The Company expensed $559,496 for services Trenchant Funds USA LLC provided to the Company. Included in payable to related parties is $159,568 related to these transactions.

The Company expensed $680,107 for services Hold Technologies, LLC provided to the Company. Hold Technologies, LLC also paid vendors utilized by the Company on behalf of Trenchant Funds USA LLC. The Company also paid vendors utilized by Hold Technologies, LLC on behalf of Hold Technologies, LLC. The Company also paid vendors utilized by Hold Technologies, LLC on behalf of Hold Brothers LLC. Included in receivable from related parties is $1,549,814 related parties to these transactions.

The Company expensed $12,000 for services Tafferer Trading LLC provided to the Company. The Company also paid vendors utilized by Tafferer Trading LLC on behalf of Tafferer Trading LLC. Included in receivable from related parties is $242,087 related to these transactions.

The Company expensed $299,720 for services GFH Ventures provided to the Company. Included in payable to related parties is $103,553 related to these transactions.

The Company expensed $1,408,931 for services Hold Global LLC provided to the Company. Included in payable to related parties is $56,963 related to these transactions.

NOTE D – RELATED PARTY TRANSACTIONS (continued)

The Company has a license agreement with Holdsoftware.com, Inc. for the use of Holdsoftware.com, Inc's programs, software, and user manuals. The Company expensed $2,520,000 for these services. The Company also paid vendors utilized by Holdsoftware.com, Inc. on behalf of Holdsoftware.com, Inc. Included in receivable from related parties is $1,013,438 related to these transactions.

Hold Brothers, Inc. owed the Company $21,576 for expenses paid by the Company on behalf of Hold Brothers, Inc., which is included in receivable from related parties.

The Company owed Objectivization, LLC $15,462 for expenses paid by Objectivization, LLC on behalf of the Company, which is included in payable to related parties.

NOTE E – MEMBERS' EQUITY

The Class A member units are voting.

The Class B members' units are nonvoting. Each Class B member is allocated the net income or loss from their individual trading activities.

The Class F member is nonvoting. Class A members may allocate up to 95% of profits derived from referral and servicing revenue to this class.

The Class H member units are nonvoting. Hold Technologies, LLC, the Class H member, contributed $750,000 to the Company in 2025. The Class H member does not share directly in the net income or loss of the Company.

NOTE F – MARKET AND CREDIT RISK

The Company enters into various transactions to conduct trading activities and manage market risks and is, therefore, subject to varying degrees of market and credit risk.

The Company maintains accounts in financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the financial institutions and believes that any potential credit loss is minimal.

NOTE G – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1. Also, in order to maintain it's current tier of clearing arrangements with the NSCC, the Company is required to maintain $2,500,000 in excess net capital.

At December 31, 2025, the Company had net capital of $3,074,728, which was $2,824,728 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .68 to 1.

Capital withdrawals are subject to certain notification and other provisions of the SEC's Uniform Net Capital Rule.

NOTE H – COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, the Company is subject to proceedings and investigations by self-regulatory organizations. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statement. The Company is currently in discussions with the NSCC as a result of errors in reporting of net capital during the course of 2025. As of the date this financial statement was available to be issued, the Company has not been notified of any pending material fines by the NSCC.

NOTE I – SEGMENT INFORMATION

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including trading and clearing of equity securities. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note G), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The measure of segment assets is reported on the statement of financial condition as total assets. Refer to the receivable from broker-dealer and clearing organizations section of Note B for information on the Company's major customers.

NOTE J – GUARANTEES

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE K – NOTE PAYABLE AND CREDIT FACILITIES

The Company has a credit facility agreement for $10,000,000 each with Hold Technologies, LLC and HoldSoftware.com. There are no outstanding balances on these credit facilities as of December 31, 2025 and they were not utilized during 2025.